PRESS RELEASE

Decoma announces results for first quarter 2003

    Sales up 13% and EPS up 11% for quarter

     CONCORD, ON, May 5 /CNW/ - Decoma International Inc. (TSX:DEC.A;
NASDAQ:DECA) today announced financial results for the first quarter ended
March 31, 2003.

    <<
    Financial Highlights
    --------------------
                                                           Three Months Ended
                                                                March 31,
    (US$ in millions except per share figures)                2003      2002

    Sales                                                   $561.1    $497.1

    Operating income                                         $46.7     $40.1

    Net income                                               $27.2     $23.9

    Diluted earnings per share                               $0.30     $0.27

    Weighted average diluted shares outstanding (millions)    98.4      98.2

    Commenting on the above results, Al Power, Decoma's President and Chief
Executive Officer, said: "The results for the first quarter continue Decoma's track record of strong sales and earnings growth. While competition within our industry remains fierce, we continue to focus on executing on new takeover business, improving the performance of our facilities, and making investments that will prepare Decoma for its next phase of growth."

    Results of Operations
    ---------------------

    Total sales increased 13% to $561.1 million in the first quarter ended
March 31, 2003, compared to $497.1 million for the same period last year.
Vehicle production volumes were up 2% in North America and remained level in
Europe. Decoma's average content per vehicle increased 4% to $87 in North
America and 21% to $34 in Europe.
    In addition to increased vehicle production, Decoma's sales and content growth in North America benefited from new takeover business, including certain GM lighting programs; sales on programs launched subsequent to the first quarter of 2002; and strong volumes on high content production programs such as the Ford Explorer and GM Impala. European sales and content growth were driven by new program launches such as the VW Group Transit Van and
DaimlerChrysler Mercedes E Class 4 matic and by the translation of Euro and
British pound sales into U.S. dollars. These increases were partially offset by lower production volumes on the Jaguar X400 during the quarter and the cancellation of the DaimlerChrysler PT Cruiser program in Europe in late 2002.
    Operating income in the first quarter of 2003 increased 16% to $46.7 million, compared to $40.1 million for the same period last year. Increased operating income largely reflects the strong performance of the Company's
North American operations, including added gross margin from new takeover business, improved margins from the Company's sealing and Autosystems lighting facilities, as well as increased contributions from Decoma's ongoing continuous improvement programs. These gains were partially offset by the negative impact of costs incurred to support future sales growth and investments in new facilities in the southern U.S., Austria, Belgium, Germany and Poland and efficiency issues at certain European plants. Operating losses at Decoma's Merplas facility were down on a year-over-year basis.
    Net income for the first quarter of 2003 increased 14% to $27.2 million
($0.30 per diluted share), compared to $23.9 million ($0.27 per diluted share)
for the same period in 2002. This increase reflects higher operating income from Decoma's North American operations, lower interest costs and a decrease in the Company's effective tax rate compared to the same period last year.
    Diluted earnings per share, adjusted to eliminate other income, was up
17% to $0.28 in the first quarter of 2003, compared to $0.24 for the same period in 2002.
    During the first quarter of 2003, cash flow from operations before changes in non-cash working capital increased 11% to $47.1 million, compared to $42.5 million the previous year. Capital spending totalled $28.0 million in the first quarter of 2003 reflecting investments in new facilities as described above. During the first quarter of 2003, the Company also raised net proceeds of $66.1 million through a convertible debenture offering.

    Quarterly Dividend
    ------------------

    At its meeting today, Decoma's Board of Directors declared a first quarter 2003 dividend of US$0.06 per share on Class A Subordinate Voting and
Class B Shares payable on June 16, 2003 to shareholders of record on May 30,
2003.

    Outlook
    -------

    Commenting on the Company's outlook, Randy Smallbone, Decoma's Executive
Vice President and Chief Financial Officer, said: "Looking ahead, 2003 is a transition year for Decoma. Anticipated lower production volumes and new production launches in both North America and in Europe, combined with substantial investments in new facilities, will reduce earnings for the full year, particularly in the second half of 2003." However, he noted that "these investments will position Decoma to meet current commitments and lay the foundation for long-term growth."

    Full Year 2003
    --------------

    For the full year 2003, the Company now assumes that North American light vehicle production volumes will be approximately 15.8 million units, or 3%
lower than 2002. The Company has assumed that European production volumes will be approximately 16.1 million units, or 1% lower than 2002. Decoma's content per vehicle for 2003 is expected to be in the range of $85 to $88 in North
America and to approach $40 in Europe.
    Based on these assumptions and the factors discussed in the "2003
Outlook" section of the MD&A attached to this press release, the Company expects its full year 2003 sales to range between $2,150 million to $2,230 million. Approved capital spending for the year is $195 million. Diluted earnings per share for 2003 is expected to be in the range of $0.84 to $0.98.

    Forward Looking Information
    ---------------------------

    This press release contains "forward looking statements" within the meaning of applicable securities legislation. Readers are cautioned that such statements are only predictions and involve important risks and uncertainties that may cause actual results or anticipated events to be materially different from those expressed or implied herein. In this regard, readers are referred to the Company's Annual Information Form for the year ended December 31, 2001, filed with the Canadian securities commissions and as an annual report on Form
40-F with the United States Securities and Exchange Commission, and subsequent public filings, and the discussion of risks and uncertainties set out in the
Forward Looking Information section of the MD&A for the quarter ended March
31, 2003, which is attached to this press release. The Company disclaims any intention and undertakes no obligation to update or revise any forward looking statements to reflect subsequent information, events or circumstances or otherwise.

    About the Company
    -----------------

    Decoma designs, engineers and manufactures automotive exterior components and systems which include fascias (bumpers), front and rear end modules, plastic body panels, roof modules, exterior trim components, sealing and greenhouse systems and lighting components for cars and light trucks
(including sport utility vehicles and mini-vans). At March 31, 2003, Decoma had approximately 14,000 employees in 43 manufacturing, engineering and product development facilities in Canada, the United States, Mexico, Germany,
Belgium, England, France, Austria, the Czech Republic and Japan. Subsequent to
March 31, 2003, the Company acquired a new facility in Mexico and related warehousing, sequencing and engineering facilities as a result of the previously announced Federal Mogul lighting acquisition. In addition, the
Company has 4 facilities in the development phase, including a new facility in the state of Georgia and a facility in Poland.

    Conference Call
    ---------------
    -------------------------------------------------------------------------
    Decoma management will hold a conference call to discuss first quarter
2003 results on Tuesday, May 6, 2003 at 9:30 a.m. EST. The dial-in numbers for the conference call are (416) 640-4127 (local) or 1 (800) 814-4853 for out of town callers, with call-in required 10 minutes prior to the start of the conference call. The conference call will be recorded and copies of the recording will be made available by request. The conference call will also be available by live webcast at www.newswire.ca/webcast and will be available for a period of 90 days.
    -------------------------------------------------------------------------

    Contact Information
    -------------------

    For further information please contact S. Randall Smallbone, Executive
Vice President, Finance and Chief Financial Officer of Decoma at (905) 669-
2888.
    For further information about Decoma, please visit the Company's website
At www.decoma.com.

    Readers are asked to refer to the Management's Discussion and Analysis of
Results of Operations and Financial Position ("MD&A") attached to this release for a more detailed discussion of the first quarter 2003 results.

DECOMA INTERNATIONAL INC.
50 Casmir Court
Concord, ON, Canada
L4K 4J5

    DECOMA INTERNATIONAL INC.
    Consolidated Balance Sheets

    (Unaudited)
    -------------------------------------------------------------------------
    -------------------------------------------------------------------------

    -------------------------------------------------------------------------
                                                       As at           As at
                                                    March 31,    December 31,
    (U.S. dollars in thousands)                         2003            2002
    -------------------------------------------------------------------------
                                   ASSETS
    -------------------------------------------------------------------------
    Current assets:
      Cash and cash equivalents                  $   138,817     $    82,059
      Accounts receivable                            357,482         306,870
      Inventories                                    151,369         160,091
      Prepaid expenses and other                      16,163          15,902
    -------------------------------------------------------------------------
                                                     663,831         564,922
    -------------------------------------------------------------------------
    Investments                                       18,356          17,382
    -------------------------------------------------------------------------
    Fixed assets, net                                547,884         525,463
    -------------------------------------------------------------------------
    Goodwill, net (note 7)                            64,501          62,008
    -------------------------------------------------------------------------
    Future tax assets                                  8,346           6,015
    -------------------------------------------------------------------------
    Other assets                                      16,160          16,745
    -------------------------------------------------------------------------
                                                 $ 1,319,078     $ 1,192,535
    -------------------------------------------------------------------------
    -------------------------------------------------------------------------
                    LIABILITIES AND SHAREHOLDERS' EQUITY
    -------------------------------------------------------------------------
    Current liabilities:
      Bank indebtedness (note 8(b))              $    37,666     $    55,021
      Accounts payable                               206,137         187,656
      Accrued salaries and wages                      64,578          59,715
      Other accrued liabilities                       65,897          54,104
      Income taxes payable                            10,826          13,336
      Long-term debt due within one year               7,228           6,918
      Debt due to Magna within one year
       (note 8(c))                                   108,094         103,536
      Convertible Series Preferred Shares,
       held by Magna (note 8(a))                     167,359          95,639
    -------------------------------------------------------------------------
                                                     667,785         575,925
    -------------------------------------------------------------------------
    Long-term debt                                     9,612           9,677
    -------------------------------------------------------------------------
    Long-term debt due to Magna (note 8(c))           77,455          75,094
    -------------------------------------------------------------------------
    Convertible Series Preferred Shares,
     held by Magna (note 8(a))                        61,041         116,140
    -------------------------------------------------------------------------
    Other long-term liabilities                        5,500           4,837
    -------------------------------------------------------------------------
    Future tax liabilities                            50,023          48,114
    -------------------------------------------------------------------------
    Shareholders' equity:
      Debentures (note 9)                             66,196               -
      Convertible Series Preferred Shares
       (note 10)                                      17,042          18,765
      Class A Subordinate Voting Shares
       (note 10)                                     172,488         172,488
      Class B Shares (note 10)                        30,594          30,594
      Retained earnings                              133,092         111,450
      Currency translation adjustment                 28,250          29,451
    -------------------------------------------------------------------------
                                                     447,662         362,748
    -------------------------------------------------------------------------
                                                 $ 1,319,078     $ 1,192,535
    -------------------------------------------------------------------------
    -------------------------------------------------------------------------

                           See accompanying notes

    DECOMA INTERNATIONAL INC.
    Consolidated Statements of Income and Retained Earnings

    (Unaudited)
    -------------------------------------------------------------------------
    -------------------------------------------------------------------------

    -------------------------------------------------------------------------
                                                       Three Month Periods
                                                          Ended March 31,
    -------------------------------------------------------------------------
    (U.S. dollars, in thousands
    except share and per share figures)                 2003            2002
    -------------------------------------------------------------------------
    Sales                                         $  561,143      $  497,148
    -------------------------------------------------------------------------
    Cost of goods sold                               447,633         399,512
    Depreciation and amortization                     20,283          19,528
    Selling, general and administrative (note 5)      40,300          30,190
    Affiliation and social fees                        6,180           7,795
    -------------------------------------------------------------------------
    Operating income                                  46,747          40,123
    Equity income                                       (430)           (242)
    Interest expense, net                              2,749           3,204
    Amortization of discount on Convertible
     Series Preferred Shares                           2,046           2,146
    Other income (note 6)                             (1,387)         (3,874)
    -------------------------------------------------------------------------
    Income before income taxes and minority
     interest                                         43,769          38,889
    Income taxes                                      16,579          14,996
    -------------------------------------------------------------------------
    Net income                                    $   27,190      $   23,893
    -------------------------------------------------------------------------
    -------------------------------------------------------------------------

    Financing charges on Convertible Series
     Preferred Shares and Debentures, net of
     taxes (note 9)                               $   (1,464)     $   (1,176)
    -------------------------------------------------------------------------
    Net income attributable to Class A
     Subordinate Voting and Class B Shares            25,726          22,717
    Retained earnings, beginning of period           111,450          49,768
    Dividends on Class A Subordinate Voting and
     Class B Shares                                   (4,084)         (3,380)
    Adjustment for change in accounting
     policy for goodwill (note 7)                          -         (12,304)
    -------------------------------------------------------------------------
    Retained earnings, end of period              $  133,092      $   56,801
    -------------------------------------------------------------------------
    -------------------------------------------------------------------------

    Earnings per Class A Subordinate Voting
     or Class B Share
      Basic                                       $     0.38      $     0.34
      Diluted                                     $     0.30      $     0.27
    -------------------------------------------------------------------------
    -------------------------------------------------------------------------
    Average number of Class A Subordinate
     Voting and Class B Shares outstanding
     (in millions)
      Basic                                             68.1           67.6
      Diluted                                           98.4           98.2
    -------------------------------------------------------------------------
    -------------------------------------------------------------------------

                           See accompanying notes

    DECOMA INTERNATIONAL INC.
    Consolidated Statements of Cash Flows

    (Unaudited)
    -------------------------------------------------------------------------
    -------------------------------------------------------------------------

    -------------------------------------------------------------------------
                                                      Three Month Periods
                                                         Ended March 31,
    -------------------------------------------------------------------------
    (U.S. dollars in thousands)                         2003            2002
    -------------------------------------------------------------------------
    Cash provided from (used for):

    OPERATING ACTIVITIES
    Net income                                    $   27,190      $   23,893
    Items not involving current cash flows            19,956          18,642
    -------------------------------------------------------------------------
                                                      47,146          42,535
    Changes in non-cash working capital               (3,493)           (963)
    -------------------------------------------------------------------------
                                                      43,653          41,572
    -------------------------------------------------------------------------

    INVESTING ACTIVITIES
    Fixed asset additions                            (27,564)        (12,889)
    Increase in investments and other assets            (702)         (1,834)
    Proceeds from disposition of fixed and
     other assets                                        250              11
    Proceeds from disposition of operating
     division, net (note 6(b))                             -           5,874
    Less remaining proceeds receivable (note 6(b))         -            (478)
    -------------------------------------------------------------------------
                                                     (28,016)         (9,316)
    -------------------------------------------------------------------------

    FINANCING ACTIVITIES
    Decrease in bank indebtedness                    (19,667)        (35,402)
    Repayments of long term debt                        (411)         (5,721)
    Repayments of debt due to Magna                      (25)         (7,770)
    Issuance of Debentures (note 9)                   66,128               -
    Issuances of Class A Subordinate Voting
     Shares, net                                           -              35
    Dividends on Convertible Series
     Preferred Shares                                 (3,141)         (2,976)
    Dividends on Class A Subordinate Voting
     and Class B Shares                               (4,084)         (3,380)
    -------------------------------------------------------------------------
                                                      38,800         (55,214)
    -------------------------------------------------------------------------
    Effect of exchange rate changes on cash
     and cash equivalents                              2,321            (405)
    -------------------------------------------------------------------------
    Net increase (decrease) in cash and
     cash equivalents during the period               56,758         (23,363)
    Cash and cash equivalents, beginning
     of period                                        82,059          94,271
    -------------------------------------------------------------------------
    Cash and cash equivalents, end of period      $  138,817      $   70,908
    -------------------------------------------------------------------------
    -------------------------------------------------------------------------

                           See accompanying notes

    DECOMA INTERNATIONAL INC.
    Notes to Consolidated Financial Statements

    Three month periods ended March 31, 2003 and 2002

    -------------------------------------------------------------------------

    1.   The Company
         Decoma International Inc. ("Decoma" or the "Company") is a full service supplier of exterior vehicle appearance systems for the world's automotive industry. Decoma designs, engineers and manufactures automotive exterior components and systems which include fascias (bumpers), front and rear end modules, plastic body panels, roof modules, exterior trim components, sealing and greenhouse systems and lighting components for cars and light trucks
         (including sport utility vehicles and mini vans).

    2.   Basis of Presentation
         The unaudited interim consolidated financial statements of Decoma have been prepared in U.S. dollars in accordance with Canadian generally accepted accounting principles ("GAAP"), except that certain disclosures required for annual financial statements have not been included. Accordingly, the unaudited interim consolidated financial statements should be read in conjunction with the
         Company's audited consolidated financial statements for the year ended December 31, 2002 (the Company's "annual financial
         statements") which were included in the Company's annual report to shareholders for the year then ended.

         The unaudited interim consolidated financial statements have been prepared on a basis that is consistent with the accounting policies set out in the Company's annual financial statements.

         In the opinion of management, the unaudited interim consolidated financial statements reflect all adjustments, which consist only of normal and recurring items, necessary to present fairly the financial position of the Company as at March 31, 2003 and the results of its operations and cash flows for the three month periods ended March 31, 2003 and 2002.

    3.   Cyclicality of Operations
         Substantially all revenue is derived from sales to the North
         American and European facilities of the major automobile
         manufacturers. The Company's operations are exposed to the cyclicality inherent in the automotive industry and to changes in the economic and competitive environments in which the Company operates. The Company is dependent on continued relationships with the major automobile manufacturers.

    4.   Use of Estimates
         The preparation of the unaudited interim consolidated financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the amounts reported in the unaudited interim consolidated financial statements and accompanying notes. Management believes that the estimates utilized in preparing its unaudited interim consolidated financial statements are reasonable and prudent; however, actual results could differ from these estimates.

    5.   Foreign Exchange
         Selling, general and administrative expenses ("SG&A") are net of earnings (losses) resulting from foreign exchange of:

         --------------------------------------------------------------------
                                                      Three Month Periods
                                                        Ended March 31,
         --------------------------------------------------------------------
         (U.S. dollars in thousands)                    2003            2002
         --------------------------------------------------------------------

         Foreign exchange income (loss)           $   (2,632)     $      595
         --------------------------------------------------------------------
         --------------------------------------------------------------------

    6.   Other Income
    (a)  During the first quarter of 2003, the Company permanently repatriated $75 million from its United States operations. This repatriation gave rise to the recognition of a pro rata amount of the Company's cumulative translation adjustment account. This amount, totalling $1.4 million, has been included in other income and is not subject to tax.

    (b)  On March 11, 2002, the Company completed the divestiture of one of its non-core North American divisions. The division was engaged in the coating of automotive parts. The Company recorded other income of $3.9 million related to this transaction, representing the excess of sale proceeds over the carrying value of the fixed and working capital assets of this division and direct costs related to the transaction. Income taxes includes an expense of $1.0 million related to this transaction.

    7.   Goodwill
         In 2002, the Company adopted the new accounting recommendations of
         The Canadian Institute of Chartered Accountants for goodwill and other intangible assets. Upon initial adoption of these
         recommendations, the Company recorded a goodwill write-down of
         $12.3 million related to its United Kingdom reporting unit. This write-down was charged against January 1, 2002 opening retained earnings. Refer to note 2 to the Company's annual financial statements for further information.

    8.   Debt
    (a)  Convertible Series Preferred Shares The liability amounts for the
         Series 1, 2, 3 and 4 Convertible Series Preferred Shares are
         presented as current liabilities. The Series 1, 2 and 3 Convertible
         Series Preferred Shares are retractable by Magna at their aggregate face value of Cdn$150 million after June 30, 2003. These shares are also convertible by Magna into the Company's Class A Subordinate
         Voting Shares at a fixed conversion price of Cdn$10.07 per share.
         The Series 4 Convertible Series Preferred Shares are retractable by
         Magna at their aggregate face value of Cdn$100 million after
         December 31, 2003. These shares are also convertible by Magna into the Company's Class A Subordinate Voting Shares at a fixed conversion price of Cdn$13.20 per share. The Company's Class A
         Subordinate Voting Shares closed at Cdn$10.84 on April 28, 2003 and have traded between Cdn$8.81 and Cdn$21.10 over the 52 week period ended April 28, 2003.

         The liability amounts for the Series 5 Convertible Series Preferred
         Shares are presented as long-term liabilities as these are not retractable by Magna until December 31, 2005. These shares are also convertible by Magna into the Company's Class A Subordinate Voting
         Shares at a fixed conversion price of Cdn$13.20 per share.

         The Series 1, 2 and 3 Convertible Series Preferred Shares are
         redeemable by the Company commencing July 31, 2003 and the Series 4 and 5 Convertible Series Preferred Shares are redeemable by the
         Company commencing December 31, 2005.

    (b)  Credit Facility At March 31, 2003 the Company had lines of credit totaling $328.8 million. Of this amount, $300 million is represented by an extendible, revolving credit facility that expires on May 29,
         2003, at which time the Company may request, subject to lender approval, further revolving 364-day extensions. The unused and available lines of credit at March 31, 2003 were approximately
         $277.3 million.

    (c)  Amounts Due to Magna The Company's debt due to Magna consists of the following:

         --------------------------------------------------------------------
                                                    March 31,    December 31,
         (U.S. dollars in thousands)                    2003            2002
         --------------------------------------------------------------------

         Debt denominated in Canadian dollars (i) $   40,878      $   38,256
         Debt denominated in Euros (ii)              143,610         139,324
         Lease obligation denominated in Euros         1,061           1,050
         --------------------------------------------------------------------
                                                     185,549         178,630
         Less due within one year                    108,094         103,536
         --------------------------------------------------------------------
                                                  $   77,455      $   75,094
         --------------------------------------------------------------------
         --------------------------------------------------------------------

         Notes:
         (i)   The debt denominated in Canadian dollars arose on closing of the Global Exteriors Transaction. This debt initially bore interest at 7.5% and was repayable in 2001. In addition to the maturity date, the interest rate on this debt was subsequently renegotiated to 4.85% effective September 4, 2001, 3.10%
               effective January 1, 2002, 3.60% effective April 1, 2002,
               3.83% effective July 1, 2002, 3.90% effective October 1, 2002,
               3.85% effective January 1, 2003 and 4.25% effective April 1,
               2003. The maturity date of this Cdn$60 million debt has been extended to June 30, 2003.

         (ii)  The debt denominated in Euros arose on closing of the Global
               Exteriors Transaction. The debt initially bore interest at
               7.0% to 7.5% and was repayable over the period to December 31,
               2004 with the first tranche of the principal due October 1,
               2002. In addition to the maturity date, the interest rate on the first tranche of the principal was renegotiated to 4.29%
               effective October 2, 2002, 3.86% effective January 2, 2003 and
               3.51% effective April 1, 2003. Of the debt outstanding at
               March 31, 2003, $27.4 million is due July 1, 2003,
               $38.7 million is due October 1, 2003 and $77.5 million is due
               December 31, 2004.

    9.   Debentures
         On March 27, 2003, the Company issued Cdn$100 million of 6.5%
         convertible unsecured subordinated debentures (the "Debentures")
         maturing March 31, 2010. The Debentures are convertible at the option of the holder at any time into the Company's Class A
         Subordinate Voting Shares at a fixed conversion price of Cdn$13.25 per share. All or part of the Debentures are redeemable at the
         Company's option between March 31, 2007 and March 31, 2008 if the weighted average trading price of the Company's Class A Subordinate
         Voting Shares is not less than Cdn$16.5625 for the 20 consecutive trading days ending five trading days preceding the date on which notice of redemption is given. Subsequent to March 31, 2008, all or part of the Debentures are redeemable at the Company's option at any time. On redemption or maturity, the Company will have the option of retiring the Debentures with Class A Subordinate Voting Shares in which case the number of Class A Subordinate Voting Shares issuable is based on 95% of the trading price of the Company's Class A
         Subordinate Voting Shares for the 20 consecutive trading days ending five trading days prior to the date fixed for redemption or maturity. In addition, the Company may elect from time to time to issue and deliver freely tradeable Class A Subordinate Voting Shares to a trustee in order to raise funds to satisfy the obligation to pay interest on the Debentures.

         Under Canadian GAAP, the key attributes of the Debentures are separately valued and accounted for as follows:
         - the present value of principal and interest (each of which can, at the option of the Company, be settled with the issuance of Class A
           Subordinate Voting Shares) has been presented as equity. The present value was determined using a discount rate of 7.75%
           reflecting an estimate of the coupon rate that the Debentures would have borne absent the holders' conversion feature. The resulting discount is accreted to the Debentures' face value over the period from issuance to unrestricted redemption (March 31,
           2008) through periodic charges, net of income taxes, to retained earnings; and
         - the holders' conversion feature is similar to a stock warrant as it provides the holder with the option to exchange their
           Debentures for Class A Subordinate Voting Shares at a fixed price.
           The residual approach was used to value this attribute and this amount is also presented as equity.

         In addition to the impact on diluted earnings per share of the
         Company's Convertible Series Preferred Shares and issued and outstanding stock options, diluted earnings per share have been calculated based on the weighted average number of Class A
         Subordinate Voting and Class B Shares that would have been outstanding during the quarter had the holders of the Debentures exercised their fixed price conversion rights at the date of issuance of the Debentures.

    10.  Capital Stock
         Class and Series of Outstanding Securities
         For details concerning the nature of the Company's securities, please refer to note 11, "Convertible Series Preferred Shares", and note 12, "Capital Stock", of the Company's annual financial statements.

         The following table summarizes the outstanding share capital of the
         Company:

         --------------------------------------------------------------------
                                                    Authorized        Issued
         --------------------------------------------------------------------

         Convertible Series Preferred Shares
          (Convertible into Class A Subordinate
          Voting Shares)                             3,500,000     3,500,000
         Preferred Shares, issuable in series        Unlimited             -
         Class A Subordinate Voting Shares           Unlimited    36,154,299
         Class B Shares
          (Convertible into Class A Subordinate
          Voting Shares)                             Unlimited    31,909,091
         --------------------------------------------------------------------
         --------------------------------------------------------------------

         Incentive Stock Options
         Information concerning the Company's Incentive Stock Option Plan is included in note 12, "Capital Stock", of the Company's annual financial statements. The following is a continuity schedule of options outstanding:

         --------------------------------------------------------------------
                                                       Weighted    Number of
                                                        Average      Options
                                        Number   Exercise Price  Exercisable
         --------------------------------------------------------------------
         Outstanding at December 31,
          2002                       2,195,000    Cdn $  13.13     1,444,000
         Granted                       455,000    Cdn $  12.43
         Cancelled                     (10,000)   Cdn $  10.30        (4,000)
         Vested                                                      102,000
         --------------------------------------------------------------------
         Outstanding at March 31,
          2003                       2,640,000    Cdn $  13.02     1,542,000
         --------------------------------------------------------------------
         --------------------------------------------------------------------

         The maximum number of shares reserved to be issued for stock options is 4,100,000 Class A Subordinate Voting Shares. The number of reserved but unoptioned shares at March 31, 2003 is 1,408,750. The total number of shares issued from exercised stock options, from the inception date of the plan, is 51,250.

         The fair value of stock options is estimated at the grant date using the Black-Scholes option pricing model using the following weighted average assumptions for stock options issued in each period indicated (no stock options were issued during the three month period ended March 31, 2002):

         --------------------------------------------------------------------
                                                    Three Month Periods
                                                       Ended March 31,
         --------------------------------------------------------------------
                                                     2003           2002
         --------------------------------------------------------------------

         Risk free interest rate                     3.0%            N/A
         Expected dividend yield                     3.2%            N/A
         Expected volatility                          39%            N/A
         Expected life of options (years)         5 years            N/A
         --------------------------------------------------------------------
         --------------------------------------------------------------------

         The Black-Scholes option valuation model, as well as other currently accepted option valuation models, was developed for use in estimating the fair value of freely tradable options which are fully transferable and have no vesting restrictions. In addition, this model requires the input of highly subjective assumptions, including future stock price volatility and expected time until exercise.
         Because the Company's outstanding options have characteristics which are significantly different from those of traded options, and because changes in any of the assumptions can materially affect the fair value estimate, in management's opinion, the existing models do not necessarily provide a reliable single measure of the fair value of its stock options.

         However, for purposes of pro forma disclosures, the Company's net income attributable to Class A Subordinate Voting and Class B
         Shares, based on the fair value of all stock options at the grant date, would have been:

         --------------------------------------------------------------------
                                                       Three Month Periods
                                                         Ended March 31,
         --------------------------------------------------------------------
         (U.S. dollars, in thousands
          except per share figures)                        2003         2002
         --------------------------------------------------------------------
         Net income attributable to Class A
          Subordinate Voting and Class B Shares       $  25,726    $  22,717
         Pro forma adjustments for the fair value
          of stock option grants                           (244)        (320)
         --------------------------------------------------------------------
         Pro forma net income attributable to Class A
          Subordinate Voting and Class B Shares       $  25,482    $  22,397
         --------------------------------------------------------------------
         --------------------------------------------------------------------

         Pro forma earnings per Class A Subordinate
          Voting or Class B Share
           Basic                                      $    0.37    $    0.33
           Diluted                                    $    0.30    $    0.26
         --------------------------------------------------------------------
         --------------------------------------------------------------------

         Maximum Shares
         The following table presents the maximum number of shares that would be outstanding if all of the outstanding options and Convertible
         Series Preferred Shares issued and outstanding as at March 31, 2003 were exercised or converted:

         --------------------------------------------------------------------
                                                            Number of Shares
         --------------------------------------------------------------------

         Class A Subordinate Voting Shares outstanding at
          March 31, 2003                                          36,154,299
         Class B Shares outstanding at March 31, 2003             31,909,091
         Options to purchase Class A Subordinate Voting Shares     2,640,000
         Debentures, convertible by the holders at
          Cdn$13.25 per share                                      7,547,170
         Convertible Series Preferred Shares, convertible at
          Cdn$10.07 per share                                     14,895,729
         Convertible Series Preferred Shares, convertible at
          Cdn$13.20 per share                                     15,151,516
         --------------------------------------------------------------------
                                                                 108,297,805
         --------------------------------------------------------------------
         --------------------------------------------------------------------

         The above amounts include shares issuable if the holders of the
         Debentures exercise their conversion option but exclude Class A
         Subordinate Voting Shares issuable, only at the Company's option, to settle interest and principal related to the Debentures. The number of Class A Subordinate Voting Shares issuable at the Company's option is dependent on the trading price of Class A Subordinate
         Voting shares at the time the Company elects to settle Debenture interest and principal with shares.

         In addition, the Company has reserved 548,600 Class A Subordinate
         Voting Shares for future issuances to the Decoma employee deferred profit sharing plan.

    11.  Contingencies
         In the ordinary course of business activities, the Company may be contingently liable for litigation and claims with customers, suppliers and former employees and for environmental remediation costs. Management believes that adequate provisions have been recorded in the accounts where required. Although it is not possible to estimate the extent of potential costs and losses, if any, management believes, but can provide no assurance, that the ultimate resolution of such contingencies would not have a material adverse effect on the financial position and results of operations of the
         Company.

    12.  Segmented Information The Company operates in one industry segment, the automotive exteriors business. As at March 31, 2003, the Company had 24 manufacturing facilities in North America and 12 in Europe.
         In addition, the Company had 7 product development and engineering centres.

         The Company's European divisions are managed separately from the
         Company's North American divisions as a result of differences in customer mix and business environment. The Company's internal financial reports, which are reviewed by executive management including the Company's President and Chief Executive Officer,
         segment divisional results between North America and Europe. This segmentation recognizes the different geographic business risks faced by the Company's North American and European divisions, including vehicle production volumes in North America and Europe, foreign currency exposure, differences in OEM customer mix, the level of customer outsourcing and the nature of products and systems outsourced.

         The accounting policies of each segment are consistent with those used in the preparation of the unaudited interim consolidated financial statements. Inter-segment sales and transfers are accounted for at fair market value. The following tables show certain information with respect to segment disclosures.

         --------------------------------------------------------------------
                                   Three Month Period Ended March 31, 2003
         --------------------------------------------------------------------
         (U.S. dollars             North
          in thousands)          America      Europe   Corporate       Total
         --------------------------------------------------------------------
         Sales                  $394,798    $167,348    $      -    $562,146
         Inter-segment sales        (202)       (801)          -      (1,003)
         --------------------------------------------------------------------
         Sales to external
          customers             $394,597    $166,547    $      -    $561,143
         --------------------------------------------------------------------
         --------------------------------------------------------------------
         Depreciation and
          amortization          $ 14,153    $  6,130    $      -    $ 20,283
         --------------------------------------------------------------------
         --------------------------------------------------------------------
         Operating income
          (loss)                $ 54,016    $ (2,774)   $ (4,495)   $ 46,747
         --------------------------------------------------------------------
         --------------------------------------------------------------------
         Equity income          $   (430)   $      -    $      -    $   (430)
         --------------------------------------------------------------------
         --------------------------------------------------------------------
         Interest expense
          (income), net         $  5,889    $  4,336    $ (7,476)   $  2,749
         --------------------------------------------------------------------
         --------------------------------------------------------------------
         Amortization of discount
          on Convertible Series
          Preferred Shares      $      -    $      -    $  2,046    $  2,046
         --------------------------------------------------------------------
         --------------------------------------------------------------------
         Other income           $      -    $      -    $ (1,387)   $ (1,387)
         --------------------------------------------------------------------
         --------------------------------------------------------------------
         Fixed assets, net      $377,559    $170,325    $      -    $547,884
         --------------------------------------------------------------------
         --------------------------------------------------------------------
         Fixed asset additions  $ 20,814    $  6,750    $      -    $ 27,564
         --------------------------------------------------------------------
         --------------------------------------------------------------------
         Goodwill, net          $ 46,457    $ 18,044    $      -    $ 64,501
         --------------------------------------------------------------------
         --------------------------------------------------------------------

         --------------------------------------------------------------------
                                   Three Month Period Ended March 31, 2002
         --------------------------------------------------------------------
         (U.S. dollars             North
          in thousands)          America      Europe   Corporate       Total
         --------------------------------------------------------------------
         Sales                  $369,625    $128,240    $      -    $497,865
         Inter-segment sales        (692)        (25)          -        (717)
         --------------------------------------------------------------------
         Sales to external
          customers             $368,933    $128,215    $      -    $497,148
         --------------------------------------------------------------------
         --------------------------------------------------------------------
         Depreciation and
          amortization          $ 13,754    $  5,774    $      -    $ 19,528
         --------------------------------------------------------------------
         --------------------------------------------------------------------
         Operating income
          (loss)                $ 43,653    $ (1,709)   $ (1,821)   $ 40,123
         --------------------------------------------------------------------
         --------------------------------------------------------------------
         Equity income          $   (242)   $      -    $      -    $   (242)
         --------------------------------------------------------------------
         --------------------------------------------------------------------
         Interest expense
          (income), net         $  3,445    $  4,934    $ (5,175)   $  3,204
         --------------------------------------------------------------------
         --------------------------------------------------------------------
         Amortization of discount
          on Convertible Series
          Preferred Shares      $      -    $      -    $  2,146    $  2,146
         --------------------------------------------------------------------
         --------------------------------------------------------------------
         Other income           $ (3,874)   $      -    $      -    $ (3,874)
         --------------------------------------------------------------------
         --------------------------------------------------------------------
         Fixed assets, net      $353,079    $131,220    $      -    $484,299
         --------------------------------------------------------------------
         --------------------------------------------------------------------
         Fixed asset additions  $  8,760    $  4,129    $      -    $ 12,889
         --------------------------------------------------------------------
         --------------------------------------------------------------------
         Goodwill, net          $ 44,331    $ 15,229    $      -    $ 59,560
         --------------------------------------------------------------------
         --------------------------------------------------------------------

    13.  Subsequent Events
         Subsequent to March 31, 2003, the Company completed its agreement to acquire Federal Mogul's original equipment automotive lighting operations in Matamoros, Mexico, a distribution center in
         Brownsville, Texas, an assembly operation in Toledo, Ohio and certain of the contracts and equipment at Federal Mogul's original equipment automotive lighting operations in Hampton, Virginia. The total purchase price is $2.25 million plus an amount for inventory based on the final determination of the value of inventory on hand.
         The transaction closed on April 14, 2003 with a transition of the
         Hampton, Virginia contracts and assets subsequent to April 14, 2003.

    DECOMA INTERNATIONAL INC.
    Management's Discussion and Analysis of Results of Operations
    and Financial Position

    Three month periods ended March 31, 2003 and 2002

    -------------------------------------------------------------------------

    All amounts in this Management's Discussion and Analysis of Results of
Operations and Financial Position ("MD&A") are in U.S. dollars unless otherwise noted. This MD&A should be read in conjunction with the Company's unaudited interim consolidated financial statements for the three month period ended March 31, 2003, included elsewhere herein, and the Company's consolidated financial statements and MD&A for the year ended December 31,
2002, included in the Company's Annual Report to Shareholders for 2002.

    OVERVIEW

    Total sales grew to a first quarter record of $561.1 million in the first quarter of 2003, a 13% increase over the first quarter of 2002. Diluted earnings per share was also a first quarter record of $0.30 representing an improvement of 11% over diluted earnings per share of $0.27 for the first quarter of 2002. Excluding other income in both the first quarters of 2003 and
2002, diluted earnings per share increased 17% to $0.28 for the first quarter of 2003 compared to $0.24 for the first quarter of 2002.

    Impact of Translation of Foreign Currency Results into the Company's U.S.
    Dollar Reporting Currency

    -------------------------------------------------------------------------
                                                   Three Month Periods Ended
                                                           March 31,
                                                  ---------------------------
                                                                        %
                                                    2003      2002    Change
    -------------------------------------------------------------------------

    1 Cdn$ equals U.S. dollars                     0.662     0.627      6%
    1 Euro equals U.S. dollars                     1.073     0.877      22%
    1 British Pound equals U.S. dollars            1.602     1.427      12%
    -------------------------------------------------------------------------
    -------------------------------------------------------------------------

    The preceding table reflects the average foreign exchange rates between the primary currencies in which the Company conducts business and its U.S.
dollar reporting currency. Significant changes in the exchange rates of these currencies against the U.S. dollar impact the reported U.S. dollar amounts of the Company's results. Due to a significant strengthening of the Canadian dollar, Euro and British Pound each against the U.S. dollar in the first quarter of 2003 compared to the first quarter of 2002, the Company's reported
U.S. dollar North America and Europe segment sales have benefited considerably. Reported North America segment operating earnings have also benefited. However, reported Europe segment operating losses have been magnified as a result of a stronger Euro and British Pound. Throughout this
MD&A reference is made to the impact of foreign currency translation on reported U.S. dollar amounts where relevant.

    RESULTS OF OPERATIONS

    Three Month Periods Ended March 31, 2003 and 2002
    Sales
    -------------------------------------------------------------------------
                                                   Three Month Periods Ended
                                                            March 31,
                                                  ---------------------------
                                                                        %
                                                    2003      2002    Change
    -------------------------------------------------------------------------

    Light Vehicle Production Volumes (in millions)
      North America                                  4.2       4.1      2%
      Western Europe                                 4.3       4.3      -
    -------------------------------------------------------------------------
    -------------------------------------------------------------------------
    Average Content Per Vehicle (U.S. dollars)
      North America                                  $87       $84      4%
      Europe                                          34        28     21%
    -------------------------------------------------------------------------
    -------------------------------------------------------------------------
    Production Sales (U.S. dollars in millions)
      North America                               $359.7    $341.6      5%
      Europe
        Excluding Merplas                          139.9     109.2     28%
        Merplas                                      6.6      10.6    (38%)
                                                  -------   -------
        Total Europe                               146.5     119.8     22%
    Global Tooling and Other Sales                  54.9      35.7     54%
    -------------------------------------------------------------------------
    Total Sales                                   $561.1    $497.1     13%
    -------------------------------------------------------------------------
    -------------------------------------------------------------------------

    North America
    North American production sales grew by 5% to $359.7 million in the first quarter of 2003 from $341.6 million in the first quarter of 2002. This increase was driven in large part by growth in average North American content per vehicle. North American content per vehicle grew to approximately $87 compared to $84 for the first quarters of 2003 and 2002, respectively. The increase in content was driven by the translation of Canadian dollar sales into the Company's U.S. dollar reporting currency which positively impacted reported North American production sales. The Canadian dollar strengthened against the U.S. dollar by 6% for the three month period ended March 31, 2003 compared to the three month period ended March 31, 2002.
    In addition, North American content per vehicle benefited from new takeover business including certain General Motors lighting programs; growth in running board sales; sales on programs that launched subsequent to the first quarter of 2002 including the Ford U231 (Aviator) program and the
DaimlerChrysler KJ (Jeep Liberty) and AN (Dakota) specialty vehicle programs;
and strong volumes on other high content production programs including the
Ford U152 (Explorer), Ford U204 (Escape) and General Motors GMX 210 (Impala)
programs. These increases were partially offset by lower Mexican production sales as a result of lower production volumes on the Ford CT120 (Escort), the
DaimlerChrysler PT Cruiser and the General Motors GMT 805 (Avalanche) and GMT
806 (Escalade EXT) programs; lower production volumes on certain other high content programs including the DaimlerChrysler LH (Concorde, Intrepid and
300M), JR (Stratus, Sebring and Sebring Convertible) and RS (Minivan) programs and the Ford WIN126 (Windstar) and EN114 (Crown Victoria, Grand Marquis)
programs; the disposition of a non-core North American operating division in the first quarter of 2002; and the closure of the Company's specialty vehicle operation in Montreal due to the end of production of the F Car (Camaro,
Firebird) at General Motors' St. Therese assembly plant in the third quarter of 2002.
    Increases in North American production sales were also driven by an increase in vehicle production volumes. Total North American light vehicle production for the first quarter of 2003 was 4.2 million units representing an increase of 2% from the 4.1 million vehicles built in the first quarter of
2002.

    Europe
    European production sales increased 22% to $146.5 million in the first quarter of 2003 compared to $119.8 million for the first quarter of 2002.
European content per vehicle grew 21% to approximately $34 compared to $28 for the first quarters of 2003 and 2002, respectively. Content growth was driven by the translation of Euro and British Pound sales into the Company's U.S.
dollar reporting currency. The average exchange rate for the Euro and British
Pound, each against the U.S. dollar, increased 22% and 12%, respectively, for the first quarter of 2003 compared to the first quarter of 2002. Content growth was also driven by new program launches in the latter part of 2002 and the first quarter of 2003 including the launch of the VW Group T5 (Transit
Van) and the DaimlerChrysler Mercedes E Class 4-matic front end module contracts, the launch of various new Audi production programs and continued
strong volumes on the BMW Mini program.
    These increases were partially offset by a decline in production volumes on the Jaguar X400 program produced at Merplas. Merplas' sales declined from
$10.6 million in the first quarter of 2002 to $6.6 million in the first quarter of 2003 due to the introduction of four day weeks and a two week production shutdown in February 2003 at the Jaguar Halewood assembly facility.
In addition, the cancellation at the beginning of the third quarter of 2002 of
DaimlerChrysler PT Cruiser production in Europe and the completion of the
Audi TT hard top program in the third quarter of 2002 partially offset
European content growth.
    Western European vehicle production volumes were substantially unchanged at 4.3 million units for the first quarter of 2003.

    Global Tooling and Other
    Tooling and other sales on a global basis increased 54% to $54.9 million compared to $35.7 million for the first quarters of 2003 and 2002, respectively. The increase in tooling sales relates primarily to the Ford V229
(Freestar) program in North America and the VW Group T5 (Transit Van) program in Europe. The Ford V229 (Freestar) program launches in the third quarter of
2003 and replaces the WIN126 (Windstar) program. The VW Group T5 (Transit Van)
program launched in the fourth quarter of 2002.

    Sales by Customer
    North American sales, including tooling and other sales, accounted for approximately 70% of total sales for the first quarter of 2003. This compares to 74% for the first quarter of 2002. The decrease reflects the Company's strong content growth in Europe. The Company's three largest customers in
North America were Ford, General Motors and DaimlerChrysler representing
40.6%, 32.3% and 14.6% of total North American sales, respectively, for the first quarter of 2003 (37.4%, 34.1% and 14.8% for the first quarter of 2002).
The Company's largest North American production sales programs for 2003 are expected to include the Ford U152 (Explorer), EN114 (Crown Victoria and Grand
Marquis) and U204 (Escape and Tribute) programs and the DaimlerChrysler JR
(Stratus, Sebring and Sebring Convertible) and LH (Concorde, Intrepid and
300M) programs. The DaimlerChrysler LH (Concorde, Intrepid and 300M) program remains one of the Company's largest production sales programs despite the fact that this program comes to an end in the third quarter of 2003 and the new LX program does not start up until the first quarter of 2004.
    The majority of production programs with the Asian automotive manufacturers operating in North America are within Decoma's exterior trim product range and the Company continues to win more business in this area.
Although the Company moulds fascias for a number of North American Honda programs and continues to also grow this business, the majority of Asian OEMs currently manufacture their bumper systems in-house. However, this may change as bumper systems and modules grow in size and complexity and as Asian OEM capital equipment reinvestment is required. The Company continues to closely monitor potential opportunities in this area, particularly in the Southern
United States region.
    European sales accounted for approximately 30% and 26% of total sales for the first quarters of 2003 and 2002, respectively. The Company's three largest customers in Europe were DaimlerChrysler, the VW Group and Ford representing
35.2%, 18.8% and 13.4% of total European sales, respectively, for the first quarter of 2003 (42.3%, 9.4% and 18.5% for the first quarter of 2002). The growth in sales to the VW Group is the result of the launch of the VW Group T5
(Transit Van) module contract and the recent launch of a number of new Audi programs. The Company's largest European production sales programs for 2003 are expected to include the DaimlerChrysler Mercedes C Class and E Class programs, the VW Group T5 (Transit Van) program, the Opel Vectra program and the Ford Mondeo program.
    The Company's sales to the VW Group are expected to continue to grow significantly as the recent VW and Audi program launches ramp up. In addition, on completion of the construction of a new paint line in Belgium, the
Company's Belplas facility is scheduled to launch fascia production for a portion of the volume on the VW Group's A5 (Golf) program in the fourth quarter of 2003.
    On a consolidated basis, the Company's three largest customers are Ford,
General Motors and DaimlerChrysler accounting for 32.5%, 24.8% and 20.8% of global total sales, respectively, for the first quarter of 2003 (32.6%, 26.5%
and 21.9% for the first quarter of 2002).

    Gross Margin
    Gross margin dollars increased to $113.5 million in the first quarter of
2003 compared to $97.6 million in the first quarter of 2002. As a percentage of total sales, gross margin increased to 20.2% compared to 19.6% for the first quarters of 2003 and 2002, respectively.
    Gross margins were positively affected by contributions from both new takeover business and improving margins at the Company's Autosystems lighting facilities; improved performance at a North American sealing facility; and the impact of the Company's ongoing continuous improvement programs. These improvements were partially offset by spending at the Company's new mould and painting facility currently under construction in the Southern United States
("Decostar") that will launch in 2004; costs incurred to support future
European sales growth; growth in European front end module sales and the lower margins associated with purchased components; continued operating inefficiencies at certain European facilities; and further OEM price concessions.

    Depreciation and Amortization
    Depreciation and amortization costs increased to $20.3 million for the first quarter of 2003 compared to $19.5 million for the first quarter of 2002.
The increase is attributable to the translation of Canadian dollar, Euro and
British Pound depreciation expense into the Company's U.S. dollar reporting currency. Each of the Canadian dollar, Euro and British Pound strengthened significantly against the U.S. dollar for the three month period ended
March 31, 2003 compared to the three month period ended March 31, 2002.
    The Company's current capital spending program incorporates significant amounts for two greenfield projects, being the new Decostar mould and painting facility in the Southern United States and the new paint line at the Company's
Belplas facility in Belgium. Depreciation will not commence on these projects until production begins. Production is currently scheduled to commence at
Decostar in 2004 and at the new Belplas paint line in the fourth quarter of
2003.

    Selling, General and Administrative ("S,G&A")
    S,G&A costs were $40.3 million for the first quarter of 2003, up from
$30.2 million for the first quarter of 2002. This increase reflects the translation of Canadian dollar, Euro and British Pound S,G&A costs into the
Company's U.S. dollar reporting currency. Each of the Canadian dollar, Euro and British Pound strengthened significantly against the U.S. dollar for the three month period ended March 31, 2003 compared to the three month period ended March 31, 2002. In addition, the increase reflects foreign exchange losses of $2.6 million in the first quarter of 2003 largely on U.S. dollar denominated monetary items held within the Company's Canadian operations. In the first quarter of 2002, S,G&A expense was net of foreign exchange income of
$0.6 million.
    The remainder of the increase in S,G&A expense is related to the
Company's Decostar and Belplas greenfield projects; additional S,G&A expense at recently launched new European facilities including Modultec and Graz which service the VW Group T5 (Transit Van) and DaimlerChrysler Mercedes E Class
module contracts, respectively, and at a facility in Poland still under development to service Polish production volumes on both the VW Group T5
(Transit Van) and SLW (City Car) programs; higher compensation costs for managers with compensation tied to Company profits; and increases in sales, marketing, program management and other costs to support the higher sales levels.
    As a percentage of sales, S,G&A increased to 7.2% for the first quarter of 2003 compared to 6.1% for the first quarter of 2002.
    In addition to the benefits provided by Magna to Decoma under the affiliation agreement noted below, Magna provides certain management and administrative services to the Company, including specialized legal, environmental, immigration, tax, internal audit, treasury, information systems and employee relations services, in return for a specific amount negotiated between the Company and Magna. The Company is currently in discussions with
Magna with respect to a formal agreement detailing these arrangements. The cost of management and administrative services provided by Magna and included in S,G&A was substantially unchanged at $0.9 million for the first quarters of
2003 and 2002.

    Affiliation and Social Fees
    The Company is party to an affiliation agreement with Magna that provides for the payment by Decoma of an affiliation fee. The affiliation agreement provides the Company with, amongst other things, certain trade mark rights, access to Magna's management and to its operating principles and policies,
Tier 1 development assistance, global expansion assistance, vehicle system integration and modular product strategy assistance, technology development assistance and human resource management assistance.
    As previously disclosed, on June 25, 2002, the Company entered into an agreement with Magna to amend the terms of its existing affiliation agreement with Magna. The amended agreement was effective August 1, 2002, provides for a term of nine years and five months expiring on December 31, 2011 and is renewable thereafter on a year-to-year basis at the parties' option.
Affiliation fees payable under the amended agreement were reduced to 1% of
Decoma's consolidated net sales (as defined in the agreement) from the 1.5%
rate that previously applied. At current sales levels, the fee reduction is expected to result in annualized savings commencing August 1, 2002 of approximately $10 million. In addition, the amended agreement provides for a fee holiday on 100% of consolidated net sales derived from future business acquisitions in the calendar year of the acquisition and 50% of consolidated net sales derived from future business acquisitions in the first calendar year following the year of acquisition. The amended agreement also entitled Decoma to a credit equal to 0.25% of Decoma's consolidated net sales for the period from January 1, 2002 to July 31, 2002. In addition, Decoma was entitled to a credit equal to 1.5% of 2001 consolidated net sales derived from the 2001 acquisition of Autosystems and 50% of 1.25% of January 1, 2002 to July 31,
2002 consolidated net sales derived from Autosystems.
    Decoma's corporate constitution specifies that the Company will allocate a maximum of 2% of its profit before tax to support social and charitable activities. The Company pays 1.5% of its consolidated pretax profits to Magna which in turn allocates such amount to social and other charitable programs on behalf of Magna and its affiliated companies, including Decoma.
    Affiliation and social fee expense for the first quarter of 2003 decreased to $6.2 million from $7.8 million for the first quarter of 2002. The decrease reflects the more favourable terms of the new affiliation agreement with Magna. Affiliation fee expense in the first quarter of 2003 is based on
1% of Decoma's consolidated net sales (as defined in the agreement) as compared to 1.5% for the first quarter of 2002. The affiliation fee rebates described above impacting the fees payable for the first quarter of 2002 were not recognized until the second quarter of 2002 as the amendments to the affiliation agreement were finalized on June 25, 2002. These decreases in affiliation and social fee expense were partially offset by the impact of increases in consolidated net sales and pretax profits on which the affiliation and social fees are calculated, respectively.

    Operating Income
    -------------------------------------------------------------------------
                                                  Three Month Periods Ended
                                                            March 31,
                                                 ----------------------------
                                                                        %
    (U.S. dollars in millions)                      2003      2002    Change
    -------------------------------------------------------------------------

    Operating Income
      North America                              $  54.0   $  43.6       24%
      Europe
        Excluding Merplas                            1.0       2.3
        Merplas                                     (3.8)     (4.0)
                                                 --------  --------
        Total Europe                                (2.8)     (1.7)     (65%)
        Corporate                                   (4.5)     (1.8)
    -------------------------------------------------------------------------
    Total Operating Income                       $  46.7   $  40.1       16%
    -------------------------------------------------------------------------
    -------------------------------------------------------------------------

    Total operating income grew by 16% to $46.7 million for the first quarter of 2003 compared to $40.1 million for the first quarter of 2002. As a percentage of total sales, operating income improved to 8.3% for the first quarter of 2003 from 8.1% for the first quarter of 2002.
    The increase in the corporate segment operating loss is in part the result of foreign exchange losses of $1.3 million in the first quarter of 2003 largely on U.S. dollar denominated monetary items held in Canada. In the first quarter of 2002, the corporate segment operating loss was net of foreign exchange income of $0.1 million.

    North America
    North American operating income increased to $54.0 million from
$43.6 million for the first quarters of 2003 and 2002, respectively. This increase is the result of added gross margin from new takeover business and improving margins both at the Company's Autosystems lighting facilities;
improved performance at a North American sealing facility; contributions from the growth in production sales; and increased contributions as a result of the
Company's ongoing continuous improvement programs. In addition, the impact of more favourable terms under the new affiliation agreement with Magna contributed to the improvement in operating income. These improvements were partially offset by Decostar period costs totaling $2.0 million; the closure of the Company's specialty vehicle operation in Montreal due to the end of production of the F Car (Camaro, Firebird) at General Motors' St. Therese
assembly plant in the third quarter of 2002; the disposition of a non-core
North American operating division in the first quarter of 2002; and further
OEM price concessions.

    Europe
    European operating losses increased to $2.8 million for the first quarter of 2003 compared to losses of $1.7 million for the first quarter of 2002.
Operating results were negatively impacted by costs incurred to support
European sales growth including:

    - costs associated with various Audi production programs recently launched at the Company's facilities in Germany and costs related to the start-up and transfer of programs to a new metal trim facility located in Germany which commenced partial operations in the first quarter of 2003;
    - costs associated with the fourth quarter of 2002 launch of the
      VW Group T5 (Transit Van) program at the Company's recently completed
      Modultec mould in colour, assembly and sequencing facility located in
      Germany with painted fascia production coming from the Company's existing Decoform facility also in Germany;
    - costs associated with establishing a moulding, assembly and sequencing facility located in Poland to commence operations in the second half of
      2003 to service the VW Group T5 (Transit Van) and the SLW (City Car)
      Polish production programs;
    - costs associated with Magna Steyr's DaimlerChrysler Mercedes E
      Class 4 matic assembly program which launched in the first quarter of
      2003 at Decoma's new assembly and sequencing facility located in Graz,
      Austria (fascias for this program are supplied by a third party);
    - costs associated with the construction of a new paint line at the
      Company's Belplas facility in Belgium to service, commencing in the fourth quarter of 2003, a portion of the production volume on the
      VW Group's A5 (Golf) program;
    - costs associated with various Porsche programs that will launch in the latter part of 2003 at a new assembly and sequencing facility to be constructed in Zuffenhausen, Germany with fascia and related trim production coming from the Company's existing Decoform facility and from third parties; and
    - costs associated with the DaimlerChrysler Mercedes A Class program that will launch in the fourth quarter of 2004 at a new assembly and sequencing facility, to be named Carmodul, located in Rastatt, Germany with fascia production coming from the Company's existing Innoplas facility also in Germany.

    It is not possible to precisely quantify the impact on current quarter
Europe operating income of the costs associated with the above program launches. However, the aggregate change in operating income in the first quarter of 2003 compared to the first quarter of 2002 at European divisions impacted by the above programs that launched in 2002 and the first quarter of
2003 or that will launch over the balance of 2003 (including Prometall,
Decoform, Modultec, Formatex, Graz, and Belplas) was a reduction of
$3.9 million.
    European operating income also continues to be negatively impacted by
Merplas which continues to operate at production levels well below capacity.
Merplas generated an operating loss of $3.8 million for the first quarter of
2003 compared to a loss of $4.0 million for the first quarter of 2002. The impact of operating improvements implemented at Merplas over the last year were partially offset by the reduced fixed cost coverage effects of a significant drop in Merplas' production sales to $6.6 million from
$10.6 million for the first quarters of 2003 and 2002, respectively, as a result of lower Jaguar X400 production volumes. In addition, the reported
U.S. dollar loss for the first quarter of 2003 was negatively impacted by translation as the British Pound strengthened 12% against the U.S. dollar in the three month period ended March 31, 2003 compared to the three month period ended March 31, 2002. Readers are asked to refer to the "United Kingdom"
section of this MD&A for further discussion regarding Merplas.
    Finally, in addition to the impact on operating results of the above issues, European operating income continues to be negatively impacted by efficiency and other performance issues at its Prometall and Decotrim facilities. Management changes have been made at these divisions and operational improvement plans have been developed and are being implemented at both of these facilities.

    The above factors were partially offset by:
    - by continued strong performance at the Company's Innoplas fascia facility in Germany;
    - the recovery in the current quarter of DaimlerChrysler PT Cruiser program cancellation costs; and
    - the impact of more favourable terms under the Company's new affiliation agreement with Magna.

    As detailed above, the Company expects significant European, excluding
Merplas, sales growth over the next few years. Once through this launch period, and as continuous improvement plans are implemented at underperforming divisions, the Company expects that European operating income will improve.

    Equity Income
    Income from equity accounted investments, which includes the Company's
40% share of Bestop, Inc. ("Bestop") and Modular Automotive Systems, LLC,
increased to $0.4 million for the first quarter of 2003 compared to
$0.2 million for the first quarter of 2002. The increase is primarily attributable to improved performance at Bestop due to fixed cost reductions as a result of the closure in the latter part of 2002 of one of Bestop's facilities.

    Interest Expense
    Interest expense for the first quarter of 2003 declined to $2.7 million compared to $3.2 million for the first quarter of 2002 as a result of debt reduction. Total interest bearing net debt (including bank indebtedness, long-term debt including current portion and debt due to Magna including current portion, less cash and cash equivalents) declined to $101.2 million at
March 31, 2003 compared to $257.7 million at December 30, 2001. Debt reduction was funded through cash generated from operations less capital and acquisition spending and dividends as well as $66.1 million of cash generated from the issuance in March 2003 of Cdn$100 million of 6.5% convertible unsecured subordinated debentures (the "Debentures") maturing March 31, 2010. Under
Canadian generally accepted accounting principles ("GAAP"), Debenture carrying costs do not impact interest expense. Refer to the "Financing Charges" section of this MD&A and to note 9 to the Company's unaudited interim consolidated financial statements for the three month period ended March 31, 2003, included elsewhere herein, for further discussion regarding the Debentures.

    Amortization of Discount on Convertible Series Preferred Shares
    The Company's amortization of the discount on the portion of the
Convertible Series Preferred Shares classified as debt decreased to
$2.0 million for the first quarter of 2003 compared to $2.1 million for the first quarter of 2002. The decrease reflects lower amortization as a result of the discount on the Series 3 Convertible Series Preferred Shares being fully amortized as of July 31, 2002.

    Other income
    Other income in the first quarter of 2003 of $1.4 million represents the recognition in income of a pro rata amount of the Company's cumulative translation adjustment account on the permanent repatriation of $75 million of the Company's net investment in its United States operations. This amount was not subject to tax.
    Other income in the first quarter of 2002 represents a $3.9 million gain on the sale of a non-core North American operating division. Income tax expense includes $1.0 million related to this gain.

    Income Taxes
    The Company's effective income tax rate for the first quarter of 2003 decreased to 37.9% from 38.6% for the first quarter of 2002. The effective income tax rate for the first quarter of 2003 benefited from lower Ontario statutory income tax rates compared to the first quarter of 2002 and from other income of $1.4 million in the current quarter which was not subject to tax.
    The Company's effective tax rate continues to be high due to Convertible
Series Preferred Share amortization which is not deductible for tax purposes and losses which are not being tax benefited primarily in the United Kingdom and Belgium. Cumulative unbenefited tax loss carryforwards total approximately
$85.1 million. Substantially all of these losses have no expiry date and will be available to shelter future taxable income in these jurisdictions.

    Net Income
    Net income for the first quarter of 2003 increased 14% to $27.2 million from $23.9 million for the first quarter of 2002.
    Net income for the first quarter of 2003, excluding other income of
$1.4 million, was $25.8 million. Net income in the first quarter of 2002, excluding other income net of taxes of $2.9 million, was $21.0 million.
Adjusted net income for the first quarter of 2003 increased 23% over adjusted net income for the first quarter of 2002. This increase is primarily attributable to higher operating income driven by the Company's strong North
American performance, lower interest costs and a decrease in the Company's effective tax rate.

    Financing Charges
    The deduction from net income of dividends declared and paid on the
Convertible Series Preferred Shares (comprised of dividends declared on the
Convertible Series Preferred Shares less the reduction of the Convertible
Series Preferred Shares dividend equity component) increased to $1.4 million for the first quarter of 2003 compared to $1.2 million for the first quarter of 2002. The increase reflects translation of Canadian dollar dividends into the Company's U.S. dollar reporting currency due to the strengthening of the
Canadian dollar against the U.S. dollar in the first quarter of 2003 compared to the first quarter of 2002.
    During March 2003, the Company issued the Debentures. The Company has the option to settle Debenture interest, and principal on redemption or maturity, with Class A Subordinate Voting Shares. In addition, the holders of the
Debentures have the right to convert the Debentures into Class A Subordinate
Voting Shares at a fixed price at any time. As a result, under Canadian generally accepted accounting principles ("GAAP") the Debentures are presented as equity and the carrying costs associated with Debentures are charged to retained earnings. Therefore, the Debenture carrying charges do not impact net income. However, because interest on the Debentures is paid in preference to common shareholders, the Debenture carrying charges reduce net income attributable to Class A Subordinate Voting and Class B Shares. Refer to note 9 to the Company's unaudited interim consolidated financial statements for the three month period ended March 31, 2003 included elsewhere herein for further discussion regarding the Debentures.
    Financing charges, net of income tax recoveries, in the first quarter of
2003 related to the issuance of the Debentures were minimal as the Debentures were not issued until March 27, 2003.

    Diluted Earnings Per Share
    Diluted earnings per share for the first quarter of 2003 increased 11% to
$0.30 compared to $0.27 for the first quarter of 2002.
    Diluted earnings per share, adjusted to eliminate other income, was $0.28 in the first quarter of 2003 and $0.24 in the first quarter of 2002. Adjusted diluted earnings per share for the first quarter of 2003 increased 17% over adjusted diluted earnings per share for the first quarter of 2002.
    The weighted average number of diluted Class A Subordinate Voting and
Class B Shares outstanding increased to 98.4 million for the first quarter of
2003 compared to 98.2 for the first quarter of 2002. The increase is the result of the issuance of 451,400 Class A Subordinate Voting Shares to the
Decoma employee deferred profit sharing program during the third quarter of
2002 and the issuance of the Debentures at the end of the current quarter. The adjustment to the weighted average number of diluted Class A subordinate
Voting and Class B Shares outstanding is calculated assuming the holders of the Debentures exercised their fixed price conversion rights at the date of issuance of the Debentures. This adjustment was small in the first quarter of
2003 as the Debentures were issued at the end of the quarter.
    These increases in the weighted average number of diluted Class A
Subordinate Voting and Class B Shares outstanding were partially offset by a reduction in diluted shares outstanding under the Company's stock option plan, as determined under the treasury stock method, due to a decline in the trading price of the Company's Class A Subordinate Voting Shares.

    Earnings Growth
    The following table isolates the year over year impact of other income on the Company's key earnings measures.

    -------------------------------------------------------------------------
    (U.S. dollars, in millions                           Net    Diluted
     except per share figures)                        Income        EPS
    -------------------------------------------------------------------------

    First quarter of 2002 as reported                $  23.9     $  0.27
    Deduct other income in the first quarter of 2002    (2.9)      (0.03)
    -------------------------------------------------------------------------

    Adjusted first quarter of 2002 base                 21.0        0.24

    Other income in the first quarter of 2003            1.4        0.02
    Remaining earnings growth over
     adjusted first quarter of 2002 base                 4.8  23%   0.04  17%
    -------------------------------------------------------------------------
    First quarter of 2003 as reported                $  27.2     $  0.30
    -------------------------------------------------------------------------
    -------------------------------------------------------------------------

    FINANCIAL CONDITION, LIQUIDITY AND CAPITAL RESOURCES

    Cash Flows for the Three Month Periods Ended March 31, 2003 and 2002

    -------------------------------------------------------------------------
                                                         Three Month Periods
                                                            Ended March 31,
    -------------------------------------------------------------------------
    (U.S. dollars in millions)                             2003         2002
    -------------------------------------------------------------------------
    EBITDA
      North America                                     $  68.1      $  57.4
      Europe
        Excluding Merplas                                   6.6          7.2
        Merplas                                            (3.2)        (3.1)
                                                        --------     --------
        Total Europe                                        3.4          4.1
      Corporate                                            (4.5)        (1.8)
    -------------------------------------------------------------------------
                                                           67.0         59.7
    Interest, cash taxes and other operating
     cash flows                                           (19.9)       (17.2)
    -------------------------------------------------------------------------
    Cash flow from operations before changes in
     non-cash working capital                              47.1         42.5
    Cash invested in non-cash working capital              (3.5)        (1.0)
    Fixed and other asset spending, net
      North America                                       (20.9)        (8.9)
      Europe                                               (7.1)        (5.8)
    Proceeds from disposition of operating division          -           5.4
    Dividends
      Convertible Series Preferred Shares                  (3.1)        (3.0)
      Class A Subordinate Voting and Class B Shares        (4.1)        (3.4)
    -------------------------------------------------------------------------
    Cash generated and available for debt reduction         8.4         25.8
    Net decrease in debt                                  (20.0)       (48.8)
    Issuance of Debentures                                 66.1           -
    Foreign exchange on cash and cash equivalents           2.3         (0.4)
    -------------------------------------------------------------------------

    Net increase (decrease) in cash and cash
     equivalents                                        $  56.8      $ (23.4)
    -------------------------------------------------------------------------
    -------------------------------------------------------------------------

    The Company has presented EBITDA as supplementary information concerning the cash operating earnings of the Company and because it is a measure that is widely used by analysts in evaluating the operating performance of companies in the automotive industry. The Company defines EBITDA as operating income plus depreciation and amortization based on the respective amounts presented in the Company's unaudited interim consolidated statements of income included elsewhere herein. However, EBITDA does not have any standardized meaning under
Canadian GAAP and is, therefore, unlikely to be comparable to similar measures presented by other issuers.

    Cash Flow From Operations
    Cash generated from operations and dispositions exceeded capital spending and dividend requirements by $8.4 million for the first quarter of 2003 compared to $25.8 million for the first quarter of 2002. The decline is due to increased capital spending and dividends in the first quarter of 2003 compared to the first quarter of 2002 partially offset by improved EBITDA. In addition, cash generated in the first quarter of 2002 included $5.4 million from the disposition of a non-core North American operating division.
    The Company invested $3.5 million in non-cash working capital in the first quarter of 2003 as a result of continued growth in sales.

    Investing Activities
    The Company strives to keep its annual capital spending budget under 50%
of EBITDA and will allocate capital within this limit in priority to those programs generating the greatest return on investment. In certain circumstances, the Company will spend greater than 50% of EBITDA in a particular year if a specific capital program is of longer term strategic importance and the expected returns over the life of the program justify the investment.
    Capital spending, excluding acquisition spending and proceeds from disposition, on a global basis totalled $28.0 million in the first quarter of
2003 compared to $14.7 million in the first quarter of 2002.
    North American capital spending was $20.9 million in the first quarter of
2003 and included spending on the Company's new Decostar mould and painting facility in the Southern United States that will launch in 2004. North
American capital spending also includes amounts related to newly awarded production contracts, required improvements and other process related expenditures.
    European capital spending in the first quarter of 2003 totalled
$7.1 million and includes spending in support of future sales growth including spending on the Company's new paint line project in Belgium that will launch in the fourth quarter of 2003, continued spending at the Company's recently launched Modultec German facility, spending at the Company's new Graz, Austria sequencing centre which launched in the current quarter and spending on other newly awarded production contracts, required improvements and other process related expenditures.
    Given economic uncertainties throughout 2001 and 2002, wherever possible the Company eliminated or delayed planned capital spending. As a result, full year 2001 and 2002 capital spending, excluding acquisition spending and proceeds from disposition, was well under the Company's 50% of EBITDA guideline. However, capital spending for 2003 is expected to increase and exceed 50% of EBITDA. Approved spending for 2003 is currently $195 million.
The increase reflects continued spending in 2003 on the Company's Belgium paint line and Decostar greenfield projects, European spending related to new program launches and spending due to prior deferrals of previously planned facility upgrade and other process related and improvement projects. Readers are asked to refer to the "Financial Condition, Liquidity and Capital
Resources - Unused and Available Financing Resources" section of this MD&A for further discussion.

    Dividends
    Dividends paid on the Company's Convertible Series Preferred Shares were
$3.1 million for the first quarter of 2003 compared to $3.0 million for the first quarter of 2002. The increase reflects translation of Canadian dollar dividends into the Company's U.S. dollar reporting currency due to the strengthening of the Canadian dollar against the U.S. dollar in the first quarter of 2003 compared to the first quarter of 2002.
    Dividends paid in the first quarter of 2003 on Class A Subordinate Voting and Class B Shares totalled $4.1 million. This represents dividends declared of US$0.06 per share in respect of the three month period ended December 31,
2002.
    Dividends paid during the first quarter of 2002 on Class A Subordinate
Voting and Class B Shares totalled $3.4 million representing dividends declared of US$0.05 per share in respect of the three month period ended
December 31, 2001.
    Subsequent to March 31, 2003, the board of directors of the Company declared a dividend of US$0.06 per Class A Subordinate Voting and Class B
Share in respect of the three month period ended March 31, 2003. This represents an increase of 20% over dividends declared per share in respect of the three month period ended March 31, 2002.

    Financing Activities
    On March 27, 2003, the Company completed the issuance of the Debentures for net proceeds of $66.1 million. The Debenture proceeds, as well as the excess of cash generated from operations over capital spending and dividend requirements, were applied to reduce third party debt by $20.0 million in the first quarter of 2003 with the balance added to the Company's cash resources on hand.
    At March 31, 2003, the Company had cash and cash equivalents of
$138.8 million and bank indebtedness of $37.7 million compared to cash and cash equivalents of $82.1 million and bank indebtedness of $55.0 million at
December 31, 2002. Bank indebtedness of $37.7 million at March 31, 2003 was primarily in Europe. Given the multiple jurisdictions in which the Company operates, the Company is not always able to immediately apply the cash generated in one jurisdiction to debt held in another jurisdiction. Subsequent to March 31, 2003, the Company was able to utilize cash held in Canada to reduce European bank indebtedness.

    Consolidated Capitalization
    -------------------------------------------------------------------------
                                           March 31,     December 31,
    (U.S. dollars in millions)                 2003             2002
    -------------------------------------------------------------------------

    Cash and cash equivalents              $ (138.8)        $  (82.1)
    Bank indebtedness                          37.7             55.0
    -------------------------------------------------------------------------
                                             (101.1)           (27.1)
    Debt due within twelve months
      Due to Magna June 30, 2003
       (previously due March 31, 2003)         40.9             38.3
      Due to Magna July 1, 2003
       (previously due April 1, 2003)          27.4             26.6
      Due to Magna October 1, 2003             38.7             37.6
      Other                                     8.3              8.0
    -------------------------------------------------------------------------
                                              115.3            110.5

    Long-term debt
      Due to Magna December 31, 2004           77.4             75.1
      Other                                     9.6              9.7
    -------------------------------------------------------------------------
    Net Debt                               $  101.2    13%   $  168.2    23%
    -------------------------------------------------------------------------
    -------------------------------------------------------------------------

    Liability portion of Convertible Series
    Preferred Shares, held by Magna
      Current                              $  167.4          $   95.6
      Long-term                                61.0             116.2
    -------------------------------------------------------------------------
                                           $  228.4    29%   $  211.8    28%
    -------------------------------------------------------------------------
    -------------------------------------------------------------------------

    Shareholders' equity
      Debentures                           $   66.2     9%   $    -
      Other                                   381.5    49%      362.7    49%
    -------------------------------------------------------------------------
                                           $  447.7    58%   $  362.7    49%
    -------------------------------------------------------------------------
    -------------------------------------------------------------------------

    Total Capitalization                   $  777.3   100%   $  742.7   100%
    -------------------------------------------------------------------------
    -------------------------------------------------------------------------

    The Company's Net Debt (including bank indebtedness, long-term debt including current portion and debt due to Magna including current portion, less cash and cash equivalents) plus the liability portions of the Convertible
Series Preferred Shares held by Magna to Total Capitalization (including net debt, the liability portions of the Convertible Series Preferred Shares and shareholders' equity), all as determined in accordance with Canadian GAAP, has improved to 42% at March 31, 2003 compared to 51% at December 31, 2002. The improvement is due to the issuance of the Debentures, income earned during the period and from Net Debt repayments with the Debenture proceeds and the excess of cash generated from operations over capital spending and dividends.
    The Debentures and the Convertible Series Preferred Shares are all
convertible into Class A Subordinate Voting Shares at the holders' option at fixed prices (Cdn$13.25 per share in the case of the Debentures, Cdn$10.07 per share in the case of the Series 1, 2 and 3 Convertible Series Preferred Shares
and Cdn$13.20 per share in the case of the Series 4 and 5 Convertible Series
Preferred Shares). The Company's Class A Subordinate Voting Shares closed at
Cdn$10.84 on April 28, 2003 and have traded between Cdn$8.81 and Cdn$21.10 over the 52 week period ended April 28, 2003.
    As a result, it is possible that all, or a portion, of the Debentures and
Convertible Series Preferred Shares will be settled with Class A Subordinate
Voting Shares if the holders exercise their fixed price conversion options.
The possible conversion of the Company's Debentures and Convertible Series
Preferred Shares into Class A Subordinate Voting Shares is reflected in the
Company's reported diluted earnings per share. The Company's Net Debt to Total
Capitalization at March 31, 2003 was 13%. This measure shows the Company's conventional debt as a percentage of Total Capitalization and treats the
Company's hybrid Debenture and Convertible Series Preferred Share instruments like equity rather than debt.
    Should the holders of these instruments not exercise their fixed price conversion options, they are entitled to receive cash on redemption or maturity in the case of the Debentures (subject to the Company's option of retiring the Debentures with Class A Subordinate Voting Shares in which case the number of Class A Subordinate Voting Shares issuable is based on 95% of the trading price of the Company's Class A Subordinate Voting Shares for the
20 consecutive trading days ending five trading days prior to the date fixed for redemption or maturity) and on retraction in the case of the Convertible
Series Preferred Shares.
    The Debentures mature on March 10, 2010 but are redeemable at the
Company's option between March 31, 2007 and March 31, 2008 if the weighted average trading price of the Company's Class A Subordinate Voting Shares is not less than Cdn$16.5625 for the 20 consecutive trading days ending five trading days preceding the date on which notice of redemption is given.
Subsequent to March 31, 2008, all or part of the Debentures are redeemable at the Company's option at any time.
    Magna may retract the Convertible Series Preferred Shares for cash at their face after June 30, 2003 in the case of the Series 1, 2 and 3
Convertible Series Preferred Shares, after December 31, 2003 in the case of the Series 4 Convertible Series Preferred Shares and commencing December 31,
2004 in the case of the Series 5 Convertible Series Preferred Shares.
Accordingly, the liability portion of the Series 1, 2, 3 and 4 Convertible
Series Preferred Shares is shown as a current liability ($167.4 million at
March 31, 2003) and the liability portion of the Series 5 Convertible Series
Preferred Shares is shown as a long-term liability ($61.0 million at March 31,
2003) in the Company's consolidated balance sheet. The Company can call the
Series 1, 2 and 3 Convertible Series Preferred Shares for redemption commencing July 31, 2003 and can call the Series 4 and 5 Convertible Series
Preferred Shares for redemption commencing December 31, 2005.
    The Company's Net Debt plus the Debentures plus the liability portions of the Convertible Series Preferred Shares to Total Capitalization at March 31,
2003 was 51%. This measure treats the Company's conventional debt and the
Company's Debentures and liability portions of the Convertible Series
Preferred Shares like debt rather than equity.

    Unused and Available Financing Resources
    At March 31, 2003 the Company had cash on hand of $138.8 million and
$277.3 million of unused and available credit facilities. $262.3 million of the unused and available credit facilities represents the unused and available portion of the Company's $300 million extendible, revolving credit facility that expires on May 29, 2003 at which time Decoma may request, subject to lender approval, further revolving 364 day extensions.
    Debt that comes due in the next twelve months totals $115.3 million including debt due to Magna of $40.9 million due June 30, 2003, $27.4 million due July 1, 2003 and $38.7 million due October 1, 2003.
    The amounts due June 30, 2003 and July 1, 2003 were originally due in
2001 and October 1, 2002, respectively. However, since the original maturity dates, the Company, with Magna's consent, has been extending the repayment of this debt at 90 day intervals at market interest rates. Although the Company expects Magna to continue to extend the repayment dates for this debt, there can be no assurance that Magna will continue to grant repayment extension requests.
    The Company anticipates that capital expenditures and currently scheduled repayments of debt will exceed cash generated from operations in 2003. As a result, the Company is dependent on its lenders to continue to revolve its existing $300 million credit facility. In addition, the Company may seek additional debt or equity financing and/or pursue further extensions of the maturity dates of debt due to Magna.
    In addition to the above unused and available financing resources, the
Company sponsors a tooling finance program for tooling suppliers to finance tooling under construction for the Company. Under this program, the facility provider orders tooling from tooling suppliers and subsequently sells such tooling to the Company. The facility provider makes advances to tooling suppliers based on tool build milestones approved by the Company. On completion of the tooling the facility provider sells the tooling to the
Company for an amount equal to cumulative advances. In the event of tooling supplier default, the Company will purchase in progress tooling for an amount approximating cumulative advances.
    A number of Magna affiliated companies are sponsors under this facility.
The maximum facility amount is $100 million and is available to individual sponsors on an uncommitted demand basis subject to individual sponsor sub limits. The Company's sub limit is $35 million. As at March 31, 2003,
$0.9 million had been advanced to tooling suppliers under the Company's portion of this facility. This amount is included in accounts payable on the
Company's March 31, 2003 consolidated balance sheet.

    Off Balance Sheet Financing
    The Company's off balance sheet financing arrangements are limited to operating lease contracts.
    A number of the Company's facilities are subject to operating leases with
Magna and with third parties. As of December 31, 2002, operating lease commitments for facilities totalled $19.3 million for 2003 including
$10.1 million under lease arrangements with Magna. For 2007, total operating lease commitments for facilities totalled $14.5 million including $9.8 million under lease arrangements with Magna. In certain situations, the Company has posted letters of credit to collateralize lease obligations.
    The Company also has operating lease commitments for equipment. These leases are generally of shorter duration. As of December 31, 2002, operating lease commitments for equipment totalled $6.5 million for 2003. For 2007, operating lease commitments for equipment totalled $3.1 million.
    Although the Company's consolidated contractual annual lease commitments decline year by year, existing leases will either be renewed or replaced resulting in lease commitments being sustained at current levels or the
Company will incur capital expenditures to acquire equivalent capacity.

    Return on Investment
    Decoma defines after tax return on common equity as net income attributable to Class A Subordinate Voting and Class B Shares over shareholders' equity excluding Subordinated Debentures and the equity portion of Convertible Series Preferred Shares. After tax return on common equity was
29% for the year ended December 31, 2002. After tax return on common equity for the three month period ended March 31, 2003 was 28%.
    Each operating segment's return on investment is measured using return on funds employed. Return on funds employed is defined as operating income plus equity income divided by long term assets, excluding future tax assets, plus non-cash working capital. Return on funds employed represents a return on investment measure before the impacts of capital structure. The Company views capital structure as a corporate, rather than operating segment, decision.

    -------------------------------------------------------------------------
                                   Return on
                                 Funds Employed           Funds Employed
                                 --------------           --------------
                        Three Month
                       Period Ended   Year ended         As at         As at
    (U.S. dollars          March 31, December 31,     March 31,  December 31,
     in millions)              2003         2002          2003          2002
    -------------------------------------------------------------------------

    North America               38%          35%      $  571.0      $  569.3
    Europe
      Excluding Merplas          2%           1%         214.2         193.6
      Merplas                  (58%)        (66%)         26.1          26.9
    Corporate                   n/a          n/a          13.2          (0.1)
    -------------------------------------------------------------------------
    Global                      23%          22%      $  824.5      $  789.7
    -------------------------------------------------------------------------
    -------------------------------------------------------------------------
    >>

    Return on funds employed improved to 23% in the first quarter of 2003 compared to 22% for the year ended December 31, 2002. The improvement came in both the North American segment, where operating income was strong, and in the
European segment, as 2002 was negatively impacted by the write-down of
United Kingdom goodwill and deferred preproduction expenditures (see note 2 to the Company's consolidated financial statements for the year ended
December 31, 2002, included in the Company's Annual Report to Shareholders for
2002).
    North America return on funds employed is likely to decline in the latter part of 2003 as the Company makes significant construction and start-up investments in its new Decostar facility which will launch in 2004.
    Lower operating income combined with increased investments to support future sales growth continues to negatively impact Europe's, excluding
Merplas, return on funds employed. The Company expects significant European, excluding Merplas, sales growth over the next few years. Although Decoma does not expect the return on funds employed for the Company's European segment to improve to North American levels in the near to medium term, Decoma expects that, once through this launch period, and as continuous improvement plans are implemented at underperforming divisions, European operating income and return on funds employed will begin to improve.
    Improvements to Merplas' return on funds employed are dependent on securing additional business to fill open capacity. Readers are asked to refer to the "United Kingdom" section of this MD&A for further discussion regarding
Merplas.

    2003 OUTLOOK
    North American light vehicle production is estimated at 15.8 million vehicles for 2003. The outlook for 2003 represents a reduction of 3% over 2002 vehicle production volumes of 16.3 million units.
    Western European light vehicle production is estimated at 16.1 million vehicles for 2003. The European production volume outlook is down 1% from 2002
European vehicle production volumes of 16.3 million units.
    Decoma expects that, in addition to the impact of the above forecasted declines in vehicle production volumes, North America sales and earnings will be negatively impacted in the latter part of 2003 by increased spending at
Decostar as the Company prepares for the launch of this facility in 2004. In addition, the impact of the changeover of a number of large production programs serviced by Decoma including the DaimlerChrysler LH program which comes to an end in the third quarter of 2003 and the new LX program does not start up until the first quarter of 2004, the changeover of certain
General Motors fascia programs at the Company's Nascote and Polycon facilities and the changeover of the Ford WIN126 (Windstar) to the V229 (Freestar)
program are expected to negatively impact 2003 North America sales and earnings.
    The negative impact on North America sales as a result of lower vehicle production volumes and high content program changeovers will be partially offset by a stronger Canadian dollar relative to the U.S. dollar in 2003 compared to 2002 and by the Company's recent acquisition of Federal Mogul's original equipment automotive lighting operations in Matamoros, Mexico, a distribution center in Brownsville, Texas, an assembly operation in Toledo,
Ohio and certain of the contracts and equipment at Federal Mogul's original equipment automotive lighting operations in Hampton, Virginia. This transaction closed on April 14, 2003 with a transition of the Hampton,
Virginia contracts and assets to occur subsequent to April 14, 2003. Once the
Hampton, Virginia contracts and assets are fully transitioned to Decoma, the transaction is expected to generate approximately $55 million of sales on an annualized basis.
    European sales are expected to continue to be favourably impacted by a stronger Euro and British Pound relative to the U.S. dollar in 2003 compared to 2002. However, European earnings will continue to be negatively impacted by costs associated with European sales growth and start up costs with the launch of the Company's new paintline currently under construction in Belgium.

    UNITED KINGDOM
    Although the Company's consolidated financial results were strong, they continue to be negatively impacted by the Company's Merplas facility which continues to incur losses.
    Merplas is located in the United Kingdom and supplies the new Jaguar X400 program. The segmented results of operations discussion in this MD&A separately discloses the results of Merplas from the Company's European operating segment. Given the magnitude of Merplas' losses, Merplas has been separately disclosed in this MD&A in order to better explain the performance of the European operating segment.
    Merplas' longer term profitability is dependent on filling the facility's open capacity. The Merplas facility was initially built to service the X400 program assembled at Jaguar's Halewood plant, and other Jaguar programs, including the X100 program, with additional capacity to service other future business opportunities. Production volumes on the Jaguar X400 and X100 programs continue at levels that are well below original planning volume estimates. Our current 2003 forecast for X400 production is between 55,000 to
61,000 vehicles. 2003 production volume for the X100 program is currently forecast at approximately 6,800 vehicles. This compares to approximately
72,800 and 6,800 vehicles built in 2002 for the X400 and X100, respectively.
Annual production volume estimates on these programs originally approximated
115,000 and 11,000, respectively.
    The Company is actively pursuing new business for the United Kingdom and is continuing to review the allocation of existing and future business between
Merplas and Sybex to fill open capacity. As well, Decoma continues to monitor its competitors with production facilities in the United Kingdom with a view to capitalizing on takeover opportunities if and when they present themselves.
    Merplas' operating loss improved to a loss of $3.8 million in the first quarter of 2003 compared to a loss of $4.0 million in the first quarter of
2002. Although the loss remains significant, it has improved considerably from a loss of $9.0 million in the second quarter of 2001 when the Jaguar X400 program launched. The reduction in operating losses is due to significant operational improvements that have been implemented at Merplas since the launch of the Jaguar X400 program. These improvements have been realized despite continued declines in production volumes with the introduction of four day weeks at Jaguar's Halewood assembly facility and by an extended two week production shutdown in February 2003. Merplas' has also been negatively impacted by recent pricing and volume reductions on certain Ford service part programs. These production volume issues are evident in Merplas' production sales which dropped to $6.6 million in the first quarter of 2003 compared to production sales of $10.6 million in the first quarter of 2002.

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    FORWARD LOOKING STATEMENTS
    The contents of this MD&A contain statements which, to the extent that they are not recitations of historical fact, constitute "forward-looking statements" within the meaning of the Private Securities Litigation Reform Act of 1995. The words "estimate", "anticipate", "believe", "expect" and similar expressions are intended to identify forward-looking statements. Persons reading this MD&A are cautioned that such statements are only predictions and that the Company's actual future results or performance may be materially different. In evaluating such forward looking statements readers should specifically consider the various risk factors which could cause actual events or results to differ materially from those indicated by such forward looking statements. These risks and uncertainties include, but are not limited to, specific risks relating to the Company's relationship with its customers, the automotive industry in general and the economy as a whole. Such risks include, without limitation; the Company's reliance on its major OEM customers, pricing concessions and cost absorptions required by the Company's customers; the impact of production volumes and product mix on the Company's financial performance, including changes in the actual customer production volumes compared to original planning volumes; program delays and/or cancellations;
the extent, nature and duration of purchasing or leasing incentive programs offered by automotive manufacturers and the impact of such programs on future consumer demand; warranty, recall and product liability costs and risks; the continuation and extent of automotive outsourcing by automotive manufacturers;
changes in vehicle pricing and the resulting impact on consumer demand; the
Company's operating and/or financial performance, including the affect of new accounting standards that are promulgated from time to time (such as the ongoing requirement for impairment testing of long lived assets) on the
Company's financial results; the Company's ability to finance its business requirements and access capital markets; trade and labour issues or disruptions impacting the Company's operations and those of its customers; the
Company's ability to identify, complete and integrate acquisitions and to realize projected synergies relating thereto; the impact of environmental related matters including emission regulations; risks associated with the launch of new facilities, including cost overruns and construction delays;
technological developments by the Company's competitors; fluctuations in fuel prices and availability; electricity and natural gas cost volatility;
government and regulatory policies and the Company's ability to anticipate or respond to changes therein; the Company's relationship with Magna
International Inc.; currency exposure risk; fluctuations in interest rates;
changes in consumer and business confidence levels; consumer personal debt levels; disruptions to the economy relating to acts of terrorism or war; and
other changes in the competitive environment in which the Company operates. In addition, and without limiting the above, readers are cautioned that the specific forward-looking statements contained herein relating to the Company's vehicle production volume outlook; the anticipated impact on 2003 North
America sales and earnings of lower production volumes, Decostar spending, the scheduled changeover of certain high content programs and the Federal Mogul lighting acquisition; sales, operating income and return on funds employed improvement opportunities in Europe; the possible conversion of the Company's
Debentures and Convertible Series Preferred Shares to Class A Subordinate
Voting Shares; the Company's ability to raise necessary future financing;
capital spending estimates; the future performance of Merplas; and the recoverability of the Company's remaining goodwill and other long lived assets, are all subject to significant risk and uncertainty. The Company expressly disclaims any intention and undertakes no obligation to update or revise any forward-looking statements contained in this MD&A to reflect subsequent information, events or circumstances or otherwise.
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